

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

Norma Chu
Chief Executive Officer
DDC Enterprise Ltd
Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road
Sheung Wan, Hong Kong

> **Re: DDC Enterprise Ltd**
> **Registration Statement on Form F-1**
> **Filed on June 16, 2023**
> **File No. 333-272689**

Dear Norma Chu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed on June 16, 2023

General

1. Please refer to comment 36 in our letter dated December 9, 2022 about your news update, dated July 12, 2022, whether it is consistent with Rule 135 of the Securities Act and your response. We further refer to your news update, dated July 21, 2023, entitled "DayDayCook Announces F1-Filing for NYSE Listing." In your response letter, please provide your analysis as to how this communication is consistent with Rule 135. Further, tell us how you considered your response to comment 36 in issuing this news update. Finally, we note your revised disclosures about Brinc Limited and Tessellation Investment Limited on page II-2 in response to comment 36. Please tell us why Esquel Ventures is not included in this section or revise your filing.

Cover Page

2. We refer to the fourth graphic and the disclosure that your "revenue" was 34.3 million. Please revise to clarify that this was your pro forma revenue. Further, we note that footnote two references your MD&A's "New Acquisitions" section, which discusses various acquisitions from 2021 to 2023. This appears inconsistent with your disclosures elsewhere that your pro forma revenue is based on four acquisitions that completed in 2022. For example, refer to page 2. Please revise to clarify this footnote and revise pages 114 and 115 to clearly discuss which four acquisitions were completed in 2022. It appears that only three are discussed. Finally, please revise pages 114 and 115 to elaborate on whether each of your 2023 acquisitions have been completed or discuss the expected dates of completion.

Prospectus Summary, page 1

3. We note your revised disclosure on page 2 that as of March 31, 2023 you had 24.5 million paid customers. We also note that your prior disclosure on page 8 of your draft registration statement, submitted on February 3, 2023, stated that "by the end of 2022, we expect to have over 43 million paid customers." Please revise your filing to discuss any known trends or uncertainties regarding your paid customers.

4. We note your disclosure on page 7 that you expect to launch your products through direct-to-consumer stores on Amazon, your U.S. website, major Asia food e-commerce platforms and major Asian supermarket chains by the first quarter of 2023. Please update these disclosures given that this prospectus is dated after such date.

5. We note that you removed disclosure on page 13 which stated that you applied for and completed the cybersecurity review with the Cyberspace Administration of China. Please revise to state affirmatively whether any permissions or approvals have been denied.

6. We note your revised disclosure on page 14 discussing the CSRC Trial Measures that came into effect on March 31, 2023. Please revise to discuss the specific risks associated with non-compliance with the CSRC Trial Measures, including administrative penalties and legal liabilities. We also note your disclosure that you will submit the filing materials with the CSRC. Since you are required to comply with the Trial Measures, we expect that you will have completed the filing process with the CSRC prior to requesting effectiveness of this registration statement. Accordingly, please revise the statement that you cannot predict whether you will be able to complete such proceeding and that the failure to obtain the relevant approval "may" significantly limit your ability to offer your shares and state affirmatively that you will complete the filing process before this offering. Further, please revise your cover page to discuss the CSRC Trial Measures. Finally, we note your disclosures on pages 13 and 64 that "no prior permission is required under the M&A Rules or the Opinions from any PRC governmental authorities (including the CSRC and MOFCOM) for the listing and trading of our securities on the NYSE Group in the context of this offering." Given the foregoing, please revise to clarify that

notwithstanding the M&A rules, you are required to complete the filing process with the CSRC.

7. Refer to the table on page 21. We note your revised disclosure provides material intra-group cash transfers for the years ended December 31, 2022 and 2021. Please revise to provide all cash transfers beyond the time periods required by the financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Internal Control over Financial Reporting, page 113

8. We note your disclosure that you identified one material weakness in your internal control over financial reporting. Please revise to discuss any material cash requirements from remediation efforts.

Related Party Transactions, page 164

9. Please update this section to reflect the information as of the date of the document. Refer to Item 7.B. of Form 20-F.

Description of Share Capital and Governing Documents, page 168

10. We note your disclosure that each Class B ordinary share is entitled to 15 votes per share while each Class A ordinary share is entitled to one vote. Please update the cover page and prospectus summary to reflect this disparate voting right. Further, please add a risk factor discussing this capital structure in your Risk Factors section.

Part II
Information Not Required in Prospectus
Exhibit Index
Exhibit 5.1 - Form of Opinion of Travers Thorp Alberga, page II-5

11. We note the statement that the opinion relates to the offering of "certain Class A Ordinary shares." Please have counsel provide a revised opinion that states the number of shares to be offered, including the underwriters' overallotment amount. We also note that in the introductory paragraph the opinion states that the par value of your Class A ordinary shares is $0.001 per share, while the opinion states in paragraph 3.2 that it is $0.0001. Please revise to clarify. Finally, please revise such par values in your Exhibits 3.2 and 107 for consistency.

Exhibit 5.2 - Form of Opinion of Loeb & Loeb LLP regarding certain Hong Kong law matters, page II-5

12. Please have counsel provide a revised opinion to expressly consent to the reference to their firm under the caption "Legal Matters" in the prospectus.

Exhibit 5.3 - Form of Opinion of Grandall Law Firm (Shanghai) regarding certain PRC law matters, page II-5

13.   We note that Schedule I does not include Shanghai Yuli Development Limited, which is included in your Exhibit 21.1 and the corporate structure diagrams in your registration statement. Please have counsel provide a revised opinion or clarify. Finally, please have counsel provide a revised opinion to expressly consent to the reference to their firm under the caption "Legal Matters" in the prospectus.

You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence Venick